Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2012

Company Overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company, with an annual production capacity of approximately 125 million tonnes of crude steel. ArcelorMittal had sales of $45.2 billion, steel shipments of 43.9 million tonnes, crude steel production of 45.6 million tonnes, iron ore production of 33.4 million tonnes and coal production of 4.5 million tonnes in the six months ended June 30, 2012 as compared to sales of $47.3 billion, steel shipments of 44.1 million tonnes, crude steel production of 47.9 million tonnes, iron ore production of 29.5 million tonnes and coal production of 4.3 million tonnes in the six months ended June 30, 2011. The Company had sales of $94.0 billion, steel shipments of 85.8 million tonnes, crude steel production of 91.9 million tonnes, iron ore production of 65.2 million tonnes and coal production of 8.9 million tonnes for the year ended December 31, 2011. As of June 30, 2012, ArcelorMittal had approximately 255,000 employees.

ArcelorMittal has steel-making operations in 20 countries on four continents, including 60 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the fourth largest steel producer in the Commonwealth of Independent States (“CIS”), and has a growing presence in Asia, including investments in China and India.

ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is the world’s fourth largest iron ore producer. The Company has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada, Mauritania and India. The Company has coal mining activities in Kazakhstan, Russia and the United States.

ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking coal, Pulverized Coal Injection (“PCI”) and thermal coal.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the recent global economic crisis has once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 that continued in most countries through 2010 and in the first three quarters of 2011 in line with global economic activity, before the eurozone crisis and significant destocking caused demand to weaken during the fourth quarter. Apparent demand improved in the first quarter of 2012 but since then weakness in Europe has dampened demand growth elsewhere as it has impacted confidence in the global economy. On top of this the Chinese economy has now decelerated for the past year in response to policy tightening mainly directed toward the real estate market. Indeed almost four years after the onset of the financial crisis, real demand for steel products remains below levels prevailing before the crisis in most of the Company’s markets, in Europe in particular, demand is still 25% below peak levels.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is still limited exchange trading of steel or uniform pricing. Spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made pursuant to both long-term contracts and on the basis of shorter-term purchase orders. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting operating profitability is the relationship between raw material prices and steel selling prices. The relationship is linear in one respect, as profitability will depend on the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), in several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there is a relatively long period of time (several months) between raw material purchases and sales of steel products incorporating those materials (average cost basis). Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts (discussed below), it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved in 2010 away from annual benchmark pricing to quarterly pricing. In the second half of 2009 and the first half of 2010, steel selling prices followed raw materials prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw material inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material inventories acquired during the first half of the year. After relatively stable iron ore prices through the first nine months of 2011, the resurgence of the eurozone debt crisis and weakness in China caused iron ore prices to slump in October 2011 and led to significant decreases in steel prices and a margin squeeze as steel mills used older inventory of higher priced ore. During the first quarter of 2012 margins rebounded as steel prices picked-up more than raw material costs. However, during the second quarter, margins came under renewed pressure as weaker sentiment and declining demand in Europe drove steel prices lower, while raw material prices remained more stable. As a general matter, if iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter, if not over the longer term. In an environment of wide fluctuations in the price of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) are less exposed to this volatility. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility.

Over the longer term, steel prices typically follow trends in raw material prices, although the correlations may not be exact, and selling price increases may lag behind increases in input and production costs for extended periods of time. Conversely, as in the fourth quarter of 2008 and first half of 2009, decreases in steel prices may outstrip decreases in raw materials costs. Other market dynamics which the Company is unable to predict could also affect the results of operations.

Economic Environment [1]

After declining by 2% in 2009, world real gross domestic product (“GDP”) has continued to recover further from the global financial crisis that erupted in September 2008 with growth of 4.4% in 2010 followed by 3% in 2011. Growth has since slowed further in 2012, mainly driven by a mild recession in Europe. For the third year in a row, growth has started the year well only to slow by mid-year.

In the United States, GDP slowed to 1.7% in 2011 after increasing 3% in 2010. The first half of 2011 saw a sharp slowdown in growth compared to the second half of 2010 as several exogenous shocks curtailed output. However, despite a re-appearance of the eurozone crisis in October 2011, output gradually improved during the second half of 2011 as auto production which had previously plummeted due to the Japanese earthquake and tsunami, normalized, while declining oil prices supported private consumption. Similarly equipment investment was supported by incentives and pent up demand, while construction began to edge up from historical lows. During the first quarter of 2012, the United States experienced a mild winter supporting construction, continued growth in manufacturing output and a pick-up in employment growth. However, as the eurozone crisis deepened further during the first half of 2012, confidence weakened with manufacturing and construction growth slowing and consumer expenditure weakening due to slower growth in payrolls and rising uncertainty. Overall U.S. GDP growth is estimated to have slowed to 1.7% annualized in the first half of 2012 from 2.4% in the second half of 2011.

The economy of the European Union countries (“EU27”) also slowed in 2011 with GDP decreasing to 1.6% from 2% in 2010. GDP was relatively stronger in the first half of 2011 compared to the second half where the eurozone debt crisis took a decisive turn for the worse as fears which initially questioned Greece’s sustainability in the eurozone shifted to larger sovereigns such as Italy and Spain. In a move that temporarily calmed markets, the European Central Bank (ECB) injected additional funds into the banking system in December 2011 and February 2012. During the first half of 2012, markets were unconvinced that austerity measures alone were a viable solution to the eurozone crisis. Further support measures were introduced including a plan to recapitalize Spanish banks. As a result, long-term bond yields remained elevated in the case of Spain and to a slightly lesser extent Italy, while declining manufacturing data showed that previously resilient Northern Europe was no longer immune to the crisis. GDP was flat in the first quarter of 2012 but a decline of over 1% annualized is estimated to have occurred in second quarter of 2012.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight July 15, 2012

Despite demand remaining elevated compared to the economies of the developed world, the combination of countercyclical policy aimed at tackling inflation during the first half of 2011 coupled with faltering external demand particularly from the eurozone led to a concerted slowdown in the economies of China, India and Brazil during the second half of 2011 that extended into the first half of 2012. Chinese output continued to be the principal driver of growth in the Asian region but annualized growth rates in the first half of 2012 are estimated to have slowed to 6.7% from 8.5% in the second half of 2011. Chinese growth is likely to have seen its lowest point in the second quarter of 2012, up only 7.6% year-on-year as the government has announced measures to support growth, a combination of tax cuts, consumption incentives, interest rate cuts and an acceleration of infrastructure projects. In the CIS region, demand continued to remain supported by improving credit despite oil prices falling from earlier levels.

Overall, countries that are not part of the Organization for Economic Co-operation and Development (“OECD”) showed growth of 5.8% in 2011 albeit at a much slower rate compared to 7.4% in 2010. In the first half of 2012, the global economy is estimated to have grown 2.7% year-over-year slowing marginally from 2.8% year-over-year in the second half of 2011 as the eurozone crisis continued to undermine confidence and output. Developed economies outside the EU27 continue to grow with Japanese growth estimated at 3% year-on-year during the first half of 2012 supported in part by reconstruction efforts.

In line with economic growth, OECD industrial production slowed in the first half of 2012, growing 1.7% year-on-year, down from 1.9% year-on-year in the second half of 2011. The slowdown in output in the developed world reflected waning restocking as well as falling business confidence in light of uncertainty and policy inaction in the eurozone, while construction continues to remain weak in several OECD countries. At the same time, underlying steel demand has slowed considerably in non-OECD countries as previous tight monetary and fiscal policy underpin a gradual slowdown in industrial output estimated at 4.5% year-on-year in the first half of 2012 compared to 5.5% in the second half of 2011.

Steel Production [2]

Annualized world crude steel production, which reached a low in March 2009 of 1.09 billion tonnes annualized, recovered to 1.39 billion tonnes for the year ended 2010 and further increased to 1.48 billion tonnes for the year ended 2011, up of 6.9% over 2010. For the first half of 2012, crude steel production was 765.9 million tonnes, 1.1% above the 757.5 million tonnes produced in the first half of 2011.

Chinese production increased to 679.6 million tonnes in 2011, up 8.9% from 623.8 million tonnes in 2010 as improving end using sectors continued to reflect ongoing development of the Chinese economy. In the first half of 2012, Chinese output amounted to 356.2 million tonnes, up by 2.3% over the same period of 2011 despite a concerted slowdown in end using segments that continued in the second half of 2011 and lasted well into the first half of 2012. As a share of global production, Chinese output represented 46.5% in the first half of 2012, compared to 45.9% in the first half of 2011.

Global production outside of China in the six months ended June 30, 2012 was 409.7 million tonnes up marginally from the 409.5 million tonnes produced in the first six months of 2011. This reflected production increases of 4 million tonnes or 8.1% to 53.3 million tonnes in North America and 1.4 million tonnes or 1.8% to 83.6 million tonnes in Asia excluding China and  Japan.  In contrast, declines were seen in the European Union (down 4.2 million tonnes or 4.6% to 88.9 million tonnes) and South America (down 0.8 million tonnes or 3.5% to 23.6 million tonnes) while in Japan and CIS growth was flat in the first six months of 2012 compared to the first six months of 2011.

Despite the general increase in production during the first six months of 2012, output remained below the comparable levels seen in the first six months of 2008, the pre-crisis peak. Indeed output remained down around 9% in North America, 19% in EU27 and 13% in CIS region. At the same time, output in Japan and Africa was down around 13% and 19% respectively.

The only regions to see higher production in the six months ended June 30, 2012 as compared to the same period in 2008 were India (up 40%), South Korea (up 27%), the Middle East (up 33%) and China (up 36%).

[2] Source: Global production data is from the 66 countries for which monthly production data is collected by the World Steel Association.

Steel Prices [3]

Steel prices in Europe reached peak levels by the end of the first quarter of 2012 after a restocking phase, with spot hot rolled coil (“HRC”) reaching €550 ($720) per tonne, up from December 2011 levels of roughly €495 ($655) per tonne. In the United States, steel prices experienced a strong rally from the beginning of 2012 with HRC spot prices reaching levels of up to $800 per tonne, against lows of $700 registered in November 2011, driven by healthy real demand, especially from the automotive industry. During the second quarter of 2012, European demand was very depressed due to the weak economic environment. Despite import offers being relatively unattractive, partly due to the euro to U.S. dollar exchange rate, domestic prices remained under pressure and HRC spot prices dropped to €500-515 ($630-665) per tonne by the end of the second quarter. In the United States, despite the strength of the automotive industry, overall economic activity did not provide room for optimism which resulted in a slowdown in distribution towards the end of the second quarter adding pressure to spot pricing. Scrap prices dropped significantly in June 2012 and HRC spot prices went down to around $670 per tonne. In China, notwithstanding repeated mill announcements of price increases, the domestic HRC prices decreased further as end user demand remained subdued. Exports from Asian suppliers competing with CIS producers for scarce international demand have also put pressure on international reference prices, with slab prices down to $530 Cost and Freight (“CFR”) in South East Asia.

Pricing for construction related long products remained under downward pressure due to depressed demand in Europe during the first half of 2012. While prices were relatively stable in the first quarter of 2012, with rebar prices ending the first quarter of 2012 at a similar level as for December 2011 (approximately €560 ($740) per tonne), prices began dropping in April 2012, following the downward trend in scrap prices.  The June 2012 rebar price was approximately €520 ($650) per tonne. Medium section prices ended the second quarter at €595 ($745) per tonne, after an uptick in the first quarter of 2012 with a peak of €655 ($865) per tonne, against €620 ($820) per tonne in December 2011. In Turkey, imported scrap prices remained firm until April 2012 at around $450 CFR, which was similar to prices in December 2011, but then suffered a sharp drop at the end of the second quarter, which translated into softening of finished products prices in the Mediterranean region. The Turkish rebar export price at the end of the second quarter was $610-620 Free on Board (“FOB”), down from $670 FOB in March and $655 FOB in December 2011.

Pricing for industrial long products remain stable in the first quarter of 2012 as compared to the fourth quarter of 2011. While prices increased slightly in the second quarter of 2012, due to correction of previous quarters pricing levels, prices began dropping toward the end of June 2012, following weak signals from the automotive sector in Germany.

Current and Anticipated Trends in Steel Production and Prices

ArcelorMittal expects steel production to be lower during the third quarter of 2012 than the second quarter due to the usual seasonal slowdown in Europe and further exacerbated by the current negative sentiment in the region. The Company considers a gradual recovery later in 2012 and going into 2013 possible, assuming the absence of a Greek default or eurozone exit and further efforts by eurozone governments to restore confidence to other eurozone countries. A more meaningful recovery in the United States seems more likely, in light of the first signs of a rebound in construction. ArcelorMittal nonetheless expects demand growth to prove strongest in emerging markets. A recovery in steel prices from current low levels will depend on an increase in sustainable real demand, the timing of which the Company cannot predict as well as inventory levels. Although inventories picked up in the first quarter of 2012 after de-stocking at the end of 2011, they have since stabilized in terms of months supply and remain at or below historical average levels in most markets.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country.  Prices have also experienced downward pressure as demand in the regions where ArcelorMittal operates has declined, due to the eurozone debt crisis and economic slowdown.

[3] Source: Steel Business Briefing (SBB)

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, in the 2008-2009 declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sourced a large part of its requirements for primary raw materials under long-term contracts. Until the recent changes in raw materials pricing systems described in the next paragraph, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments.

In the first half of 2010, the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers still offer an annual price for their long-term contracts. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility.

Iron Ore

Chinese demand in the seaborne iron ore market supported high spot iron ore prices during the first three quarters of 2011, within the range of $160 to $190 per tonne CFR China, before dropping and stabilizing at $140 per tonne CFR China in the fourth quarter of 2011. At $167.59 per tonne CFR China, the average price for 2011 was 14.2% higher than in 2010 ($146.71 per tonne CFR China). However, the spot iron ore price closed 2011 at $138.5 per tonne, which is $30 per tonne lower than at the end of December 2010.

In the first quarter of 2012, spot iron ore prices were stable at $143 per tonne, whereas in the second quarter of 2012, there was higher volatility with prices reaching $150 per tonne in April, reducing to $132 per tonne in mid-May, up to $135 per tonne at end of May and then hovering around $135 to $138 per tonne in June. This volatility reflects economic uncertainties in Europe as well as in China.

Coking Coal and Coke

Pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011.

The year of 2011 was strongly influenced by the impact of the dramatic rain event in Queensland, Australia in the first quarter of 2011, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure. The situation progressively improved with the last mines lifting force majeure by the end of June 2011. In addition, several events in the United States, such as tornados in Alabama, reduced the availability of Low Volatile Hard Coking Coal, further worsening the global shortage in this coal market segment.

In 2011, the scarcity of premium coals was reflected in the high quarterly benchmark price settlements for Australian Hard Coking Coal, rising from $225 per tonne FOB Australia in the first quarter of 2011 to $330 per tonne FOB Australia in the second quarter.  Thereafter, a successive improvement in supply resulted in price settlements of $315 per tonne FOB Australia in the third quarter and $285 per tonne FOB Australia in the fourth quarter.  As supply has been progressively restored in Australia following the rain event and demand has decreased due to ongoing economic uncertainty, prices began to decrease further, with the benchmark price settlement for the first quarter of 2012 at $235 per tonne.  In parallel, the spot market, as reflected by the various index providers, also decreased over 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non premium coals. The degree of price decline in premium coals in the second quarter of 2012 was lessened by strikes at BHP Billiton Mitsubishi Alliance (“BMA”) mines.

In the first half of 2012, China continued, as it had in 2011, to increase coking coal imports from Mongolia.  It also increased imports from US and Canadian sources and remained an active player on the seaborne market.

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations.  The rain season in the first half of 2012 was mild, with no significant supply disruptions (other than the strikes at BMA mines).

Scrap

During the first half of 2012, scrap prices increased by €20 in January, and the market was relatively stable through May, with the first major price decrease occurring in June of approximately €20, reflecting variations in supply and demand. Pricing is expected to be rather weak through the third quarter of 2012 due to reduced seasonal scrap demand and planned maintenance shutdowns. The Eurofer Index for demolition scrap was at an average of €325 for the period January to May and approximately €305 in June. In Nafta, prices followed a similar trend, remaining reasonably stable for the period January to May at an average of $400 (Platts SBB HMS 1 and 2) and thereafter a sharp $50 reduction in June.

According to the Turkey statistical institute, in the first half of 2012, Turkey increased its scrap import levels as compared to 2011, with volumes of around 1.87 million tonnes per month for the first half of 2012.

China’s ferrous scrap imports have remained at a steady level of approximately at 0.5 million tonnes per month for the first half of 2012.

Alloys and Base Metals (Manganese) [4]

The underlying price driver for manganese alloys is the price of manganese ore, which increased by 12.7% from the level of $4.49/dry metric tonne unit (“dmtu”) (for 43% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2012 to $5.06/dmtu in June 2012, due to increased demand from China.

On the back of the manganese ore trend, average manganese alloy prices also increased in the first half of 2012, with an increase of 12% in the price per tonne for High Carbon Ferro Manganese (from $1,075 to $1,208), 15% for Silico Manganese (from $1,133 to $1,308), 4.5% for Medium Carbon Ferro Manganese (from $1,573 to $1,643) whereas average Ferro Silicon prices have remained relatively stable (from $1,490 to $1,485).

Base Metals (Zinc) [5]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2012 was $1,976 per tonne, representing a decrease of 10% as compared to the average price for 2011.  Zinc metal prices decreased due to constant excess zinc metal production globally. The eurozone sovereign debt crisis as well as increasing investor risk averseness has further exacerbated this situation. The metal was under pressure throughout the first half of 2012, with January average prices starting at $1,980 and falling to an average of $1,855 in June, with a low in June of $1,759. Stocks registered at the London Metal Exchange (“LME”) warehouses now stand at 995,425 tonnes, an increase of 172,000 (20.9%) tonnes since the beginning of 2012.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2012 decreased as compared to 2011(to less than 45$/MWh), in line with the low natural gas prices. In Europe, the market is mostly impacted by poor demand.  The European Energy Exchange’s (“EEX”) year-ahead price for Germany averaged 50.8 €/MWh in first half of 2012, down 10% compared to last year.  The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear, but still not apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are historically linked with petroleum prices but a significant spot market is developing. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

The 2011 trends continued in the first half of 2012. The Liquefied Natural Gas (“LNG”) market surplus continued to be absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and in China to meet growing natural gas requirements. Given the limited new capacity coming into the market in 2012 – 2014, LNG spot supply conditions remain difficult, especially for supplies to Asia where spot prices are at oil-heat equivalent of $18 to $19/MMBritish thermal unit (“Btu”).

In the United States, abundant unconventional gas production replaced steam coal to produce power, leading to a significant increase in demand, and projects to build liquefaction facilities for export to Asia are continuing to develop. In that context, prices in North American markets averaged $2.40/MMBtu with prices dropping below $2/MMBtu.

[4] Prices for high grade manganese ore are typically quoted for ore with 44% manganese content

[5] Prices included in this section are based on the London Metal Exchange (LME) cash price

In Europe, gas demand remains very low and the gap between long-term oil-indexed contracts and spot gas prices increased, with prices in long term oil-indexed contracts being about $14/MMBtu while spot prices remained around $9/MMBtu. Current ongoing renegotiation between European gas companies and major utilities suppliers are only expected to close part of the gap between oil indexed and European spot.

Ocean Freight [6]

Market rates remained extremely low for the first half of 2012 generally due to the global slowdown and the extensive fleet size. The Baltic Dry Index (“BDI”) reached its lowest point in 25 years and averaged at around 950 points for the first half of 2012 as compared to an average of 1,549 for full year 2011.

Global trade was slow in the first quarter of 2012 but picked up in the second quarter with iron ore shipments out of Brazil seeing a 15% rise quarter on quarter, although underlying concern for the global economy remained. In addition, the growing delivery list of ships on order and the current orderbook weighed heavily on time charter rates by easily absorbing all new cargoes in the market.

The Capesize rates remained low during the first half of 2012, with some strength in earning seen around May due to an uptick in Chinese demand. The first quarter of 2012 experienced some disruption due to seasonal weather conditions in Australia and Brazil but this was in no way similar to the disruption that occurred in the first quarter of 2011.  Overall, rates remained under pressure due to the size of the fleet. The Capesize rates averaged $6,544/day for the first half of 2012 as compared to an average of $15,627/day for 2011.

The Panamax market saw relatively stable activity in the first of 2012 due to mineral trades, Atlantic grain and soybean exports. However, rates remained under pressure as the rate of delivery of new ships remained strong. The Panamax rates averaged $8,780/day for the first half of 2012 as compared to an average of $13,999/day for 2011.

Impact of Exchange Rate Movements

After recovering at the end of  2011 from lows reached in the first half of 2011 against most currencies in the jurisdictions where ArcelorMittal operates (e.g.: Euro, Brazilian real, South African rand, Mexican peso, etc.), the U.S. dollar appreciated again significantly during the first half of 2012, reaching a new multiyear high in June 2012.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the U.S. dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the consolidated statements of operations during the 2009-2013 period; of this amount, $295 million was recorded as income within cost of sales during the six months ended June 30, 2012, compared with $308 million recorded as income within cost of sales during the six months ended June 30, 2011. See Note 16 to ArcelorMittal’s 2011 consolidated financial statements.

Trade and Import Competition

Europe [7]

Import competition in the steel market in the European Union rose consistently from the mid 1990’s, reaching a high of 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (ratio of imports to market supply) of 18.4%. During 2008,

[6] Sources: Baltic Dry Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH, RS Platou

[7] Source: Eurostat trade data to May 2012 and import licenses for June 2012 however, finished steel imports into the region fell to approximately 30.5 million tonnes (under 17% of market supply) due to collapsing steel consumption amid the global economic crisis. Imports continued to fall through 2009 to 15 million tonnes or 13.1% of market supply. Imports then picked up to 18.4 million tonnes in 2010 or 12.5% of market supply and further to 23.1 million tonnes or 14.7% of market supply in 2011 as improving activity supported imports. However, according to the most recently available figures as of the end of the first half of 2012, this trend appears to have reversed with imports into the European Union down to 9.1 million tonnes (down 31.4% year-over-year) or an estimated 11.8% of market supply as the economic crisis has curtailed imports.

 United States [8]

Total finished imports reached a historic record of 32.5 million tonnes in 2006 or 26.8% import penetration before declining through both 2007 and 2008 as steel demand contracted. In 2009, approximately 12.9 million tonnes of finished steel products were imported, an import penetration ratio of 21.8%. The import penetration ratio fell to 21% in 2010 and increased marginally to 21.7% in 2011 as imports averaged 1.6 million tonnes per month. During the first quarter of 2012, imports increased to 1.97 million tonnes of finished steel per month before rising further to 2.16 million tonnes per month during the second quarter. Using import data to May 2012, and import licenses for June, the import penetration ratio is estimated to have increased to 23.1% during the first quarter of 2012 and further to 25.4% in the second quarter as import growth outpaced steel demand. Moreover, imports of semi-finished steel have been on an increasing trend, rising from an average of 0.5 million tonnes per month in 2011 to 0.62 million tonnes per month so far in 2012.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. This activity is widely expected to continue in 2012.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America; and expansion in North and South America by Brazilian steel company Gerdau. The merger between the Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. is expected to become effective on October 1, 2012, and result in the creation of the world’s second-largest steel company. In Europe, the stainless steel industry will be subject to a major consolidation step with the expected completion of the merger between ThyssenKrupp’s stainless steel division Inoxum and Outokumpu in the second half of 2012.

While developed markets present fewer opportunities for consolidation, steel industry consolidation has continued to gather momentum in China and this process is expected to continue over the medium term as a key initiative of the five-year plan issued in March 2011. A higher concentration of the steel industry is expected to reduce overcapacity, rationalize steel production based on obsolete technology such as open-hearth furnaces, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. The recent decline in steel prices might be an additional incentive for consolidation among high-cost Chinese steelmakers. The Chinese government has publicly stated that the top ten Chinese steel producers should account for 60% of national production by 2015. Additionally, the Chinese government’s policy is to see at least two producers with 100 million ton capacity in the next few years as a result of this consolidation. During 2011, several companies (Jiangsu Coastal Iron & Steel Group, Danfu Iron & Steel Group, Baoxin Iron & Steel Group) were created through the consolidation of various private steel mills in the provinces of Jiangsu, Hubai and Hebei, respectively. In addition to the tendency of having fewer steel producers in China, Chinese firms have been taking stakes in Australian resource companies to assist in securing the long-term supply of core commodities, in an attempt to shift pricing power away from suppliers. Thus, in June 2012, Yanzhou Coal Mining Co., China’s fourth-biggest coal producer, completed the acquisition of Gloucester Coal Ltd. to acquire mines and port access in Australia.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to increased bargaining power relative to customers and, crucially, suppliers. The recent wave of steel industry consolidation has followed the lead of raw materials suppliers, amid an environment of rising prices for iron ore and most other minerals used in the steel-making process. Further consolidation in the mining industry is expected in 2012 with the merger between Xstrata and Glencore International. There are still only three primary iron-ore suppliers in the world market. Following certain large transactions in 2011 such as Alpha Natural Resources’ acquisition of Massey Energy in the United States, Peabody’s acquisition of Macarthur Coal in Australia and Rio Tinto’s acquisition of Riversdale in Mozambique, consolidation among coal companies continued in 2012 with the completion of the merger between Aston Resources and Whitehaven Coal to create Australia’s largest independent coal producer.

[8] Source: U.S. Department of Commerce, customs data to May 2012 and import licenses for June 2012

A. Operating Results

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining.

The following discussion and analysis should be read in conjunction with ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011, including the consolidated financial statements appearing therein, and the condensed consolidated financial statements for the six months ended June 30, 2012 included in the Company’s filing on Form 6-K dated as of July 27, 2012.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2012 as compared to six months ended June 30, 2011

Sales, Steel Shipments and Average Steel Selling Prices and Mining Production

ArcelorMittal’s sales were lower at $45.2 billion for the six months ended June 30, 2012, down from $47.3 billion for the six months ended June 30, 2011, primarily due to a drop in average steel selling prices resulting from weaker market conditions compared to the first half of 2011, particularly in Europe, relative appreciation of the U.S. dollar and marginally lower shipments.

ArcelorMittal’s steel shipments decreased by 1% to 43.9 million tonnes for the six months ended June 30, 2012, from 44.1 million tonnes for the six months ended June 30, 2011. Average steel selling prices decreased by 6% for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011. The decline in average steel selling prices was more pronounced in European markets, which were negatively affected by the sovereign debt crisis. However, average steel selling prices decreased in every segment, reflecting a general softening in market sentiment and weakening of local currencies compared to the first half of 2011.

ArcelorMittal had iron ore and coal production (own production of iron ore and coal, excluding supplies sourced under strategic contracts) of 27.6 million tonnes and 4.2 million tonnes, respectively, for the six months ended June 30, 2012, an increase of 11% and 5%, as compared to 24.9 million tonnes and 4.0 million tonnes, respectively, for the six months ended June 30, 2011, resulting primarily from expanded mining operations in Liberia and Canada.

The following tables provide a summary of sales at ArcelorMittal by reportable segment and mining production for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

		Sales for the six months ended June 30*,		Changes in
		2011 (in $ millions)	2012 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Segment
	Flat Carbon Americas	10 506	10 629	1%	3%	-1%
	Flat Carbon Europe	16 363	14 942	-9%	-2%	-11%
	Long Carbon Americas and Europe	12 553	11 461	-9%	-4%	-4%
	AACIS	5 427	5 464	1%	4%	-5%
	Distribution Solutions	9 280	8 723	-6%	4%	-9%
	Mining	2 785	2 847	2%	-	-

*	Amounts are prior to inter-company eliminations and include non-steel sales

	Mining shipments (million tonnes) (1)			Six months ended June 30,
				2011	2012
	Total iron ore shipments (2)			22.8	26.9
	Iron ore shipped externally and internally and reported at market price (3)			12.9	15.0
	Iron ore shipped externally			2.6	5.5
	Iron ore shipped internally and reported at market price (3)			10.3	9.5
	Iron ore shipped internally and reported at cost-plus (3)			9.9	11.9

	Total coal shipments (4)			4.08	4.11
	Coal shipped externally and internally and reported at market price (3)			2.41	2.59
	Coal shipped externally			1.75	1.72
	Coal shipped internally and reported at market price (3)			0.66	0.87
	Coal shipped internally and reported at cost-plus (3)			1.67	1.52

(1)

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

(2)

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

(3)

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

(4)	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

	Iron ore production (million metric tonnes) (1)	Type	Product	Six months ended June 30,
				2011	2012
	Own mines
	North America (2)	Open pit	Concentrate and pellets	13.9	15.0
	South America	Open pit	Lump and sinter feed	2.5	1.7
	Europe	Open pit	Lump and fines	0.8	1.0
	Africa	Open pit / Underground	Lump and fines	0.6	2.6
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump and fines	7.0	7.3
	Total own iron ore production			24,9	27.6
	Strategic long-term contracts - iron ore
	North America (3)	Open pit	Pellets	0.9	3.1
	Africa (4)	Open pit	Lump and fines	3.7	2.7
	Total strategic long-term contracts - iron ore			4.6	5.8
	Total			29.5	33.4

(1)	Total of all finished production of fines, concentrate, pellets and lumps.
(2)	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
(3)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
(4)

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba have been on a fixed-cost basis since March 1, 2010.

	Coal production (million metric tonnes)			Six months ended June 30,
				2011	2012
	Own mines
	North America			1.16	1.25
	Asia, CIS & Other			2.84	2.94
	Total own coal production			4.00	4.19
	North America (1)			0.13	0.15
	Africa (2)			0.16	0.16
	Total strategic long-term contracts - coal			0.29	0.31
	Total			4.29	4.50

(1)	Includes strategic agreement - prices on a fixed price basis.
(2)	Includes long term lease - prices on a cost-plus basis.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 1% to $10.6 billion for the six months ended June 30, 2012, from $10.5 billion for the six months ended June 30, 2011, primarily due to a 3% increase in steel shipments which was offset by a 1% decrease in average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment increased 3% to 11.4 million tonnes for the six months ended June 30, 2012, from 11.1 million tonnes for the six months ended June 30, 2011 despite operational issues in Mexico and the relining of the main blast furnace in Brazil. Steel shipments increased in North America, primarily as a result of strong domestic demand, especially in the automotive sector.

Average steel selling price in the Flat Carbon Americas segment decreased 1% to $883 per tonne for the six months ended June 30, 2012 from $895 per tonne for the six months ended June 30, 2011.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment decreased 9% to $14.9 billion for the six months ended June 30, 2012, from $16.4 billion for the six months ended June 30, 2011, primarily due to a 2% decrease in steel shipments and an 11% decrease in average steel selling prices.

Total steel shipments in the Flat Carbon Europe segment decreased 2% to 14.2 million tonnes for the six months ended June 30, 2012, from 14.6 million tonnes for the six months ended June 30, 2011. The decrease was primarily driven by lower demand compared to the first half of 2011.

Average steel selling price in the Flat Carbon Europe segment decreased 11% to $872 per tonne for the six months ended June 30, 2012 from $976 per tonne for the six months ended June 30, 2011, primarily driven by softening of market sentiment in Europe and weakening of the euro against the U.S. dollar.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment decreased 9% to $11.5 billion for the six months ended June 30, 2012, from $12.6 billion for the six months ended June 30, 2011, primarily due to a 4% decrease in steel shipments and a 4% decrease in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment decreased 4% to 11.6 million tonnes for the six months ended June 30, 2012, from 12.0 million tonnes for the six months ended June 30, 2011, primarily due to softening of market sentiment in Europe.

Average steel selling price in the Long Carbon Americas and Europe segment decreased 4% to $898 per tonne for the six months ended June 30, 2012 from $938 per tonne for the six months ended June 30, 2011, primarily driven by softening of market sentiment in Europe and weakening of local currencies in South America and Europe against the U.S. dollar.

AACIS

Sales in the AACIS segment increased 1% to $5.5 billion for the six months ended June 30, 2012, from $5.4 billion for the six months ended June 30, 2011, primarily due to a 4% increase in steel shipments which was offset by a 5% decrease in average steel selling prices.

Total steel shipments in the AACIS segment increased 4% to 6.7 million tonnes for the six months ended June 30, 2012, from 6.4 million tonnes for the six months ended June 30, 2011, which were negatively impacted by lower production levels at the Company’s Ukraine operations (Kriviy Rih) as a result of operational issues.

Average steel selling price in the AACIS segment decreased 5% to $696 per tonne for the six months ended June 30, 2011 from $730 per tonne for the six months ended June 30, 2011, primarily driven by softening of market sentiment in South Africa and depreciation of the South African rand.

Distribution Solutions

Sales in the Distribution Solutions segment decreased 6% to $8.7 billion for the six months ended June 30, 2012 from $9.3 billion for the six months ended June 30, 2011, despite a 4% increase in shipments, which was more than offset by a 9% decrease in average steel selling prices.

Total steel shipments in the Distribution Solutions segment increased 4% to 9.1 million tonnes for the six months ended June 30, 2012, from 8.8 million tonnes for the six months ended June 30, 2011.

Average steel selling price in the Distribution Solutions segment decreased 9% to $920 per tonne for the six months ended June 30, 2012 from $1,008 per tonne for the six months ended June 30, 2011, primarily driven by softening of market sentiment in Europe and weakening of local currencies against the U.S. dollar.

Mining

Sales in the Mining segment increased 2% to $2.85 billion for the six months ended June 30, 2012 from $2.79 billion for the six months ended June 30, 2011. Sales of marketable iron ore and coal (internal market-priced and sales to external customers) were stable at $2.2 billion for the six months ended June 30, 2012 and for the six months ended June 30, 2011. Sales to external customers were $1.0 billion for the six months ended June 30, 2012 representing a 39% increase compared to $0.7 billion for the six months ended June 30, 2011. The increase in sales to external customers was primarily due to higher shipments from own mines for both iron ore and coal, partially offset by lower average selling prices of iron ore and coal in line with decreases in international reference prices. Higher shipments to external customers for iron ore and coal accounted for approximately $0.4 billion of the increase in sales, partly offset by lower selling prices for $0.1 billion. Iron ore shipments to external customers more than doubled from 2.6 million tonnes for the six months ended June 30, 2011 to 5.5 million tonnes for the six months ended June 30, 2012, resulting primarily from expanded mining operations in Liberia and higher sales from Canada to external customers. Coal shipments to external customers decreased 2% from 1.75 million tonnes to 1.72 million tonnes. The increase in volume of external iron ore sales was due in part to the Company’s increased marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. With respect to lower average selling prices, for example, the average benchmark iron ore price per tonne of $142.3 CFR China and the average benchmark price for hard coking coal FOB Australia were 20.3% and 19.8% lower for the six months ended June 30, 2012 than for the six months ended June 30, 2011, respectively. It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income

ArcelorMittal’s operating income for the six months ended June 30, 2012 amounted to $1.8 billion, compared to operating income of $3.7 billion for the six months ended June 30, 2011.

During the six months ended June 30, 2012, ArcelorMittal’s operating income was affected by a margin squeeze in both the steel and mining businesses, reflecting an overall decline in average selling prices due to softening in market sentiment, particularly in Europe. The benefit of lower raw material prices increased over the period, as inventory was consumed.

In addition, operating income for the six months ended June 30, 2012 was positively impacted by the gain on disposal of Skyline Steel ($339 million) in the Distribution Solutions segment and the curtailment gain due to changes to the employee benefits plans at ArcelorMittal Dofasco ($241 million) in the Flat Carbon Americas segment.

Operating income for the six months ended June 30, 2012 was negatively impacted by restructuring costs largely associated with the implementation of the Asset Optimization Plan, totaling $297 million and affecting primarily Flat Carbon Europe (including the closure of the primary facilities of ArcelorMittal Liège Upstream, Belgium) and Long Carbon Europe operations. Operating income for the six months ended June 30, 2012 also included impairment losses amounting to $69 million primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe) ($18 million for the six months ended June 30, 2011).

Operating income for the six months ended June 30, 2012 also included a non-cash gain of $295 million relating to recycling to the statements of operations of unwound hedges on raw material purchases as compared to $308 million recorded in the six months ended June 30, 2011.

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2012 was $41.8 billion, constant as compared to $41.8 billion for the six months ended June 30, 2011. Although raw material prices decreased in the six months ended June 30, 2012, this decrease was not fully reflected in cost of sales for the period. Cost of sales for the six months ended June 30, 2012 was also negatively impacted by the restructuring costs mentioned above. Selling, general and administrative expenses (“SG&A”) for the six months ended June 30, 2012 were $1.6 billion as compared to $1.8 billion for the six months ended June 30, 2011. SG&A represented 3.7% of sales for the six months ended June 30, 2012 as compared to 3.8% for the six months ended June 30, 2011.

The following table summarizes by reportable segment the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2012 as compared with the six months ended June 30, 2011:

		Operating Income for the six months ended June 30 (1),		Operating Margin
		2011 (in $ millions)	2012 (in $ millions)	2011 (%)	2012 (%)
	Segment
	Flat Carbon Americas	1 004	652	10%	6%
	Flat Carbon Europe	351	(438)	2%	-3%
	Long Carbon Americas and Europe	568	443	5%	4%
	AACIS	466	(36)	9%	-1%
	Distribution Solutions	153	322	2%	4%
	Mining	1 211	758	43%	27%
	Total adjustments to segment operating income and other (2)	(70)	63	-	-
	Total consolidated operating income	3 683	1 764

(1)	Segment amounts are prior to inter-segment eliminations

(2)

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below

		Six months ended June 30,
		2011 (in $ millions)	2012 (in $ millions)

	Corporate and shared services **	(141)	(80)
	Real Estate and financial activities	9	14
	Shipping and logistics	28	27
	Provisions	82	-
	Intragroup stock margin eliminations	(32)	123
	Depreciation and impairment	(16)	(21)
	Total adjustments to segment operating income and other	(70)	63

**	Includes primarily staff and other holding costs and results from shared service activities

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment for the six months ended June 30, 2012 was $652 million, as compared with operating income of $1.0 billion for the six months ended June 30, 2011.

Operating income for the six months ended June 30, 2012 was positively impacted by the curtailment gain of $241 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada. Operating income for the six months ended June 30, 2011 was positively impacted by a non-cash gain of $185 million related to reversal of provisions for inventory write-down.

Operating income for the six months ended June 30, 2012 was negatively impacted by the less favorable market conditions in the international slab market and the South American markets which affected the results of the Mexican and Brazilian operations compared to the six months ended June 30, 2011.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the six months ended June 30, 2012 was $438 million, as compared with operating income of $351 million for the six months ended June 30, 2011.

Operating loss for the six months ended June 30, 2012 primarily resulted from the deterioration of the economic environment in Europe, resulting in lower shipment volumes and negative price-cost squeeze.

Operating loss for the six months ended June 30, 2012 was increased by restructuring costs amounting to $232 million as part of the implementation of the Asset Optimization Plan, of which $56 million associated with separation schemes primarily relating to Polish entities and $176 million related to the closure of the primary facilities of ArcelorMittal Liège Upstream, Belgium. The latter was recognized following the consultation process with employee representatives.

Operating loss in the first half of 2012 included a $295 million non-cash gain relating to the recycling to the statements of operations of unwound hedges on raw material purchases, as compared to $308 million recorded in the six months ended June 30, 2011.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the six months ended June 30, 2012 was $443 million, as compared with operating income of $568 million for the six months ended June 30, 2011.

Operating income for the six months ended June 30, 2012 was negatively impacted by impairment losses amounting to $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg and by restructuring costs totaling $46 million associated with the implementation of the Asset Optimization Plan primarily in Spanish entities.

The decreased operating income for the six months ended June 30, 2012 was affected by the deterioration in the economic environment in Europe, resulting in lower shipment volumes and lower average steel selling prices.

AACIS

Operating loss for the AACIS segment for the six months ended June 30, 2012 was $36 million, as compared with operating income of $466 million for the six months ended June 30, 2011.

The decreased operating income for the six months ended June 30, 2012 was affected primarily by the Company’s South African operations with lower average selling prices and shipments combined with higher production costs, partially offset by the improved profitability from CIS operations.

Distribution Solutions

Operating income for the Distribution Solutions segment for the six months ended June 30, 2012 was $322 million, as compared with operating income of $153 million for the six months ended June 30, 2011.

Operating income for the six months ended June 30, 2012 was negatively affected by lower average steel selling prices.

Operating income for the six months ended June 30, 2012 included the gain on disposal of Skyline Steel for $339 million.

Mining

Operating income attributable to the mining segment for the six months ended June 30, 2012 was $758 million, as compared with operating income of $1.2 billion for the six months ended June 30, 2011 primarily driven by lower selling prices, partially offset by higher shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for both iron ore and coal. In terms of selling prices, as noted above, the market price of iron ore and coal decreased on average year-on-year. Iron ore marketable volume for the six months ended June 30, 2012 was 15.0 million tonnes, compared to 12.9 million tonnes for the six months ended June 30, 2011, representing an increase of 16%. Coal marketable volume for the six months ended June 30, 2012 was 2.59 million tonnes, compared to 2.41 million tonnes for the six months ended June 30, 2011, representing an increase of 7%. Cost of sales increased from $1.5 billion for the six months ended June 30, 2011 to $2 billion for the six months ended June 30, 2012, an increase of 33% following higher shipments including increased volumes from Liberia and higher input costs, including logistic costs.

Investments in Associates and Joint Ventures

Income from investments in associates and joint ventures was $107 million for the six months ended June 30, 2012, compared to income of $437 million for the six months ended June 30, 2011, due to lower operating performance of the Company’s Chinese associates and joint ventures as well as following the disposal or partial disposal of the Company’s investments in Macarthur Coal, Enovos and Erdemir. Such investments had positively impacted income from investments in associates and joint ventures for the six months ended June 30, 2011. Income from investments in associates and joint ventures for the six months ended June 30, 2012 also included a net loss of $85 million related to the partial sale of Erdemir and the agreed sale of Enovos.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs for the six months ended June 30, 2012 were $1.3 billion as compared with $2.0 billion recorded for the six months ended June 30, 2011.

Net interest expense (interest expense less interest income) remained stable at $917 million for the six months ended June 30, 2012 as compared to $916 million for the six months ended June 30, 2011.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairment of financial instruments) for the six months ended June 30, 2012 amounted to $394 million, as compared to costs of $1.1 billion for the six months ended June 30, 2011. In the first half of 2012, the Company recorded foreign exchange gains of $85 million compared to foreign exchange losses of $672 million in the first half of 2011 primarily related to the translation of monetary assets and liabilities denominated in currencies other than U.S. dollar.

Income Tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

ArcelorMittal recorded a consolidated income tax benefit of $0.4 billion for the six months ended June 30, 2012, as compared to a consolidated income tax benefit of $0.1 billion for the six months ended June 30, 2011. The increase in the income tax benefit is primarily due to the increase of losses realized in higher tax jurisdictions for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011, as well as different foreign currency impacts.

Non-controlling Interests

Net loss attributable to non-controlling interests for the six months ended June 30, 2012 was $1 million as compared with net income attributable to non-controlling interests of $52 million for the six months ended June 30, 2011.

Discontinued Operations

Discontinued operations were nil for the six months ended June 30, 2012. Discontinued operations for the six months ended June 30, 2011 corresponded to the Company’s stainless steel business, which was spun-off into a separate company Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011. Discontinued operations for the six months ended June 30, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011. The balance of $419 million represented a one-time non-cash gain from the recognition through the statements of operations of gains/losses relating to the demerged assets previously recognized in equity.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2012 was $1.0 billion as compared to net income attributable to equity holders of the parent of $2.6 billion for the six months ended June 30, 2011, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at the level of its operating subsidiaries.

Because ArcelorMittal is a holding company, it is dependent upon the earnings, cash flows, dividends and distributions from its operating subsidiaries to pay expenses and meet its debt obligations.

Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2012, ArcelorMittal’s cash and cash equivalents, restricted cash and short-term investments, amounted to $4.5 billion as compared to $3.9 billion as of December 31, 2011. In addition, ArcelorMittal had available borrowing capacity of $10.3 billion under its credit facilities as of June 30, 2012 as compared to $8.6 billion as of December 31, 2011. ArcelorMittal also has a €2.0 billion (approximately $2.5 billion) commercial paper program (of which €0.4 billion or approximately $0.5 billion was outstanding as of June 30, 2012), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of June 30, 2012, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $26.5 billion, compared to $26.4 billion as of December 31, 2011. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $22.0 billion as of June 30, 2012, down from $22.5 billion at December 31, 2011. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2012 was 38% as compared to 37% at December 31, 2011. Total debt remained stable period-on-period as proceeds of new bond issuances were used to repay credit lines and other loans.  Net debt decreased mainly due to positive cash flow from operations as well as proceeds from divestments.

ArcelorMittal’s principal financing facilities are the $6 billion revolving credit facility entered into on March 18, 2011 (the “$6 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (the “$4 Billion Facility”), the revolving credit facilities of $300 million entered into effective June 30, 2010 (the “$300 Million Facility”) and the $500 million multi-currency letter of credit facility entered into on September 30, 2010 (the “Letter of Credit Facility”). These facilities contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

These agreements also require compliance with the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), is not greater than a ratio of 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of June 30, 2012, the Leverage Ratio stood at approximately 2.6 to one, up from 2.2 to one as of December 31, 2011. The financial covenant in the above-referenced principal financing facilities would permanently fall away if the Company were to meet certain defined rating criteria.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations. The Company was in compliance with the financial covenants contained within the amended agreements related to all of its borrowings as of December 31, 2011 and June 30, 2012.

As of June 30, 2012, ArcelorMittal had guaranteed approximately $1.0 billion of debt of its operating subsidiaries and $1.0 billion debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities. The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2012.

	Repayment Amounts per Year
	(in billions of $)

Type of Indebtedness As of June 30, 2012	Q312	Q412	2013	2014	2015	2016	2017	>2017	Total
Debt Securities
- Convertible bonds(1)	-	-	-	2.1		-	-	-	2.1
- Bonds	-	-	3.1	1.3	2.2	1.7	2.6	9.7	20.6

Subtotal	-	-	3.1	3.4	2.2	1.7	2.6	9.7	22.7
Long-term revolving credit lines	-	-	-	-	-	-	-	-	-
- $6 billion syndicated credit facility	-	-	-	-	-	-	-	-	-
- $4 billion syndicated credit facility	-	-	-	-	-	-	-	-	-
- $300 million bilateral facility	-	-	-	-	-	-	-	-	-
Commercial paper(2)	0.4	0.1	-	-	-	-	-	-	0.5
Other loans	0.5	0.2	0.7	0.3	0.4	0.7	0.2	0.3	3.3

Total Debt	0.9	0.3	3.8	3.7	2.6	2.4	2.8	10	26.5

(1) Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 and May 6, 2009, respectively. In December 2010, ArcelorMittal acquired certain call options on its own shares in order to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 and its U.S. dollar denominated 5% convertible notes due 2014.

(2) Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of June 30, 2012 under ArcelorMittal’s principal credit facilities.

Credit lines available	Facility Amount	Drawn	Available
$6 Billion Facility	$ 6.0	-	$ 6.0
$4 Billion Facility	$ 4.0	-	$ 4.0
$300 Million Facility	$ 0.3	-	$ 0.3
Total committed lines	$ 10.3	-	$ 10.3

The average debt maturity of the Company was 6.4 years as of June 30, 2012, as compared to 6.3 years as of December 31, 2011.

Financings

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into the $6 Billion Facility, which may be utilized for general corporate purposes and which matures in 2016. The $6 Billion Facility replaced the Company’s €17 billion credit facility after it was fully repaid and cancelled on March 31, 2011. As of June 30, 2012, the $6 Billion Facility remained fully available.

On June 30, 2010 and July 12, 2010, ArcelorMittal entered into two bilateral three-year revolving credit facilities of $0.3 billion each, to be used for general corporate purposes and originally scheduled to mature in 2013. As of June 30, 2012, one facility was cancelled and the other facility remained fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. On September 30, 2011, the maturity of the Letter of Credit Facility was extended from September 30, 2015 to September 30, 2016.

2012 Capital Markets Transactions and Other Outstanding Loans and Debt Securities

On February 28, 2012, ArcelorMittal completed an offering of three series of U.S. dollar denominated notes, consisting of $500 million aggregate principal amount of 3.75% Notes due 2015, $1.4 billion aggregate principal amount of 4.50% Notes due 2017 and $1.1 billion aggregate principal amount of 6.25% Notes due 2022. The proceeds were used to refinance existing indebtedness.

On March 2, 2012, ArcelorMittal repurchased (and subsequently cancelled) $299 million of its 5.375% Notes due 2013. The remaining outstanding principal amount of such Notes is $1.2 billion.

On March 29, 2012, ArcelorMittal issued €500 million aggregate principal amount of 4.5% Notes due in 2018. The proceeds were used to refinance existing indebtedness.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in Note 15 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2011 and Note 10 of ArcelorMittal’s condensed financial statements for the period ended June 30, 2012.

Commercial Paper Program

ArcelorMittal has a €2.0 billion commercial paper program in the French market, which had approximately €0.4 billion ($0.5 billion) outstanding as of June 30, 2012 as compared to €0.5 billion ($0.6 billion) as of December 31, 2011.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of June 30, 2012 of €2.9 billion, $1.1 billion and Canadian dollars (“C$”) 0.2 billion, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The totals of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2010 and 2011 were $29.5 billion and $35.3 billion respectively, and for the six months ended June 30, 2011 and 2012, $17.5 billion and $17.1 billion, respectively (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the statements of operations for the six months ended June 30, 2011 and 2012 were $84 million and $103 million, respectively.

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2012 and 2011:

Summary of Cash Flows Six months ended June 30,
	2011 (in $ millions)	2012 (in $ millions)

Net cash (used in)/provided by operating activities	(1 871)	2 756
Net cash used in investing activities	(1 846)	(1 757)
Net cash provided by/(used in) financing activities	318	(355)

Net Cash (Used in)/ Provided by Operating Activities

For the six months ended June 30, 2012, net cash provided by operating activities was $2.8 billion as compared with net cash used in operating activities of $1.9 billion for the six months ended June 30, 2011, mainly because of working capital release related to lower receivable and inventory levels.

Net cash provided by operating activities for the six months ended June 30, 2012, included a $1.1 billion decrease in working capital (consisting of inventories plus accounts receivable less accounts payable), primarily related to a decrease in inventories of $2.0 billion, partly offset by an increase in accounts receivables of $0.7 billion and a decrease in trade accounts payables of $0.2 billion, as compared to a $4.6 billion increase in working capital a year earlier. The reduction in inventories is mainly related to lower levels of steel production and lower raw material prices for the six months ended June 30, 2012 and a lower level of rotation days, which decreased from 99 days in the fourth quarter of 2011 to 91 days in the second quarter of 2012. The increase in accounts receivables for the six months ended June 30, 2012 mainly resulted from higher steel shipments compared with the fourth quarter of 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2012 was $1.8 billion which remained consistent with $1.8 billion for the six months ended June 30, 2011.

Capital expenditures were approximately $2.4 billion for the six months ended June 30, 2012 as compared with $2.1 billion for the six months ended June 30, 2011. The Company currently expects that capital expenditures for the year ended 2012 will amount to approximately $4.5 billion, involving mainly sustaining capital expenditures and core growth capital expenditures in the mining segment given attractive return profiles of projects under construction. Some of the planned steel investment projects remain suspended.

ArcelorMittal’s major capital expenditures in the six months ended June 30, 2012 included the following major projects: Andrade capacity expansion plan in the Andrade mine in Brazil; capacity expansion plan in ArcelorMittal Mines Canada and replacement of spirals for enrichment in ArcelorMittal Mines Canada.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in the last half of 2011 and in the current year, as well as those that are ongoing.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt/year (Phase 1)	2011(1)

Ongoing(2) Projects

Segment	Site	Project	Capacity / particulars	Forecast Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt/year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt/year	2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt/year)	2013
Flat Carbon Americas	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt/year	On hold
Flat Carbon Americas	ArcelorMittal Vega Do Sul	Expansion project	Increase hot-dipped galvanizing capacity by 0.6mt/year and Cold-rolled capacity by 0.7mt/year	On hold
Long Carbon Americas	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	On hold

1)

Iron ore mining production has commenced. 2011 production target was 1 million tonnes, increasing to 4 million tonnes in 2012. The expansion to 15 million tonnes with forecast completion by 2015 (Phase 2) will require investment in a concentrator which is currently in the final stage of approval.

2)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development.

Other investing activities for the six months ended June 30, 2012 included an inflow of $594 million mainly related to proceeds received from the sale of part of the Company’s interest in Erdemir ($264 million) and of its subsidiary Skyline  Steel ($684 million).

Net Cash Provided by/ (Used in) Financing Activities

Net cash used in financing activities was $ 0.4 billion for the six months ended June 30, 2012, as compared to cash provided by financing activities of $0.3 billion for the six months ended June 30, 2011.

During the six months ended June 30, 2012, the Company issued €500 million 4.500% Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of U.S. dollar denominated notes, consisting of $500 million 3.750% Notes due 2015, $1.4 billion 4.500% Notes due 2017 and $1.1 billion 6.250% Notes due 2022.  The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $299 million principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including accrued interest) of $314 million; the remaining outstanding principal amount of such Notes is $1.2 billion.

Dividends paid during the six months ended June 30, 2012 were $588 million, including $582 million paid to ArcelorMittal shareholders and $6 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the six months ended June 30, 2011 were $596 million.

Equity

Equity attributable to the equity holders of the parent decreased to $54.6 billion at June 30, 2012, compared with $56.7 billion at December 31, 2011, primarily due to cumulative translation adjustments from foreign subsidiaries as well as revaluation of available for sale securities, partially offset by net results from the period.

Earnings Distributions

ArcelorMittal’s Board of Directors recommended to shareholders to keep the level of the annual dividend for 2012 at $0.75 per share, resulting in quarterly dividend payments of $0.1875. The dividend policy was approved by the Annual General Meeting of shareholders on May 8, 2012. Quarterly dividend payments took place on March 13, 2012 and June 14, 2012, and for the remainder of 2012 are scheduled to take place on September 10, 2012 and December 10, 2012.

Treasury Shares

ArcelorMittal held 11,807,964 shares in treasury at June 30, 2012, down from 11,962,744 shares at December 31, 2011 as a result of allocations to employees under incentive plans. At June 30, 2012, the number of treasury shares represented approximately 0.76% of the total issued number of ArcelorMittal shares.

C. Research and Development, Patents and Licenses

Research and development expense (included in selling, general and administrative expenses) was $118 million for the six months ended June 30, 2012 as compared to $180 million for the six months ended June 30, 2011.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “—Key Factors Affecting Results of Operations” above.

Outlook

The global economy remains fragile but the Company expects second half of 2012 operating conditions to remain broadly similar to first half of 2012. The situation in Europe and its potential impact on other markets remains the biggest concern. Against this backdrop the focus remains on improving efficiency, cutting costs and reducing debt while not sacrificing the high-return growth projects the Company has in its portfolio. In the absence of an economic recovery, steel shipments in the second half of 2012 are expected to follow the normal seasonal pattern. Iron ore shipments remain on track to increase by approximately 10% for the full year 2012. As a result, operating income plus depreciation and impairment per tonne is expected to be similar to the underlying level of the first half of 2012. A further reduction in net debt is targeted by the end of 2012 depending on completion of further divestments.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent Developments

•         On July 25, 2012, ArcelorMittal announced the sale of its 48.1% stake in Paul Wurth, an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors, to SMS Holding GmbH for total consideration of €300 million. The transaction is subject to customary closing conditions, including but not limited to competition clearance, and is expected to be completed by the end of the third quarter of 2012.

•         On July 17, 2012, ArcelorMittal completed the disposal of its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for total consideration of €330 million with €165 million paid on the same date and the remaining portion deferred for up to two years. Interest will accrue on the deferred portion.

•         On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for total cash consideration of $684 million including most recent working capital adjustment estimates on a debt free and cash free basis. The transaction comprised 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.

•         On June 6, 2012, ArcelorMittal and the Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”) announced that ArcelorMittal would increase its shareholding in the downstream automotive steel joint venture Valin ArcelorMittal Automotive (“VAMA”) from 33% to 49%. VAMA, which is a joint venture currently owned by ArcelorMittal (33%), Valin Group (33%) and Hunan Valin Steel Tube and Wire Co., Ltd. (“Hunan Valin”) (34%), is focused on establishing itself as a premier supplier of high-strength steels and value-added products for China’s fast growing automotive market.  In line with a new shareholding agreement they have entered into, the Valin Group and ArcelorMittal intend to increase VAMA's planned capacity by 25% from 1.2 million tons to 1.5 million tons, with capital investment to increase by 15% to RMB 5.2 billion (approximately $818 million). VAMA has signed purchase agreements totaling RMB 1.8 billion (approximately $283 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of

2014. ArcelorMittal and the Valin Group also announced the possible recalibration by ArcelorMittal of its shareholding in Hunan Valin. The two companies have finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise, over the next two years, Put Options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal (which currently holds approximately 30% of the shares of Hunan Valin) could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin Group. The exercise period of the Put Options is equally spaced with a gap of 6 months and linked to the key development milestones of VAMA. Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement.  ArcelorMittal's acquisition of the additional 16% shareholding in VAMA is conditional on regulatory approvals and would be financed by the sale of shares in Hunan Valin pursuant to the Put Options.

•         On May 8, 2012, the annual general meeting and extraordinary general meeting of shareholders held in Luxembourg approved all resolutions on their respective agendas by a large majority. A total of 1,021,492,703 shares, or 65.44% of the Company's share capital, were present or represented at the general meetings. The shareholders elected Mr. Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation, a Toronto and New York Stock Exchange-listed gold mining company, as a new independent director of ArcelorMittal and re-elected Mr. Wilbur L. Ross and Mr. Narayanan Vaghul as independent directors for a term of three years each. In addition, the shareholders approved grants under the Restricted Share Unit Plan and the Performance Share Unit Plan in relation to 2012. The shareholders also approved a number of changes to the Articles of Association, mainly to bring them in line with recent important legal developments in Luxembourg, including the EU Shareholders' Rights Directive. Finally, the shareholders approved an increase in the Company's authorised share capital by an amount equal to 10% of its pre extraordinary general meeting issued share capital.

•         On April 26, 2012, ArcelorMittal announced that a scoping study had identified the potential to utilize ArcelorMittal Mines Canada’s existing infrastructure system to increase annual production of iron-ore concentrate to 30 million tonnes per annum. In May 2011 the Company had announced that it had launched an investment program to increase annual production at ArcelorMittal Mines Canada from 16 to 24 million tonnes per annum by 2013.  Several development options are currently being considered and further expansion beyond the current investment program is being investigated. Pre-feasibility and feasibility studies have been commissioned for a production increase to 30 million tonnes per annum.

•         On March 29, 2012, ArcelorMittal issued €500 million 4.5% Notes due March 29, 2018. The notes were issued under the Company’s €3 billion wholesale Euro Medium Term Notes Programme and the proceeds were used to refinance existing indebtedness.

•         On March 28, 2012, ArcelorMittal announced that it had successfully sold 134,317,503 Erdemir shares and warrants for an additional 134,317,503 Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors. Taking into account the acquisition cost net of dividends, the disposal was cash positive. Following the sale of the shares, ArcelorMittal holds approximately 18.7% of Erdemir’s share capital, which would decline to approximately 12.5% if all of the warrants issued are exercised. ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir. On July 2, 2012, the first series of warrants in respect of 44,772,501 Erdemir shares came to maturity and none of them were exercised. The second and third series of warrants mature on October 1 and December 14, 2012, respectively.

•         On March 2, 2012, ArcelorMittal announced the results of its cash tender offer launched on February 23, 2012 to purchase its 5.375% Notes due June 1, 2013. ArcelorMittal accepted for purchase $299 million principal amount of Notes for a total aggregate purchase price (including accrued interest) of $314 million. Upon settlement for all of the Notes accepted pursuant to the Offer, the remaining outstanding principal amount of Notes is $1.2 billion.

•         On February 28, 2012, ArcelorMittal completed the issuance of three series of U.S. dollar denominated notes, consisting of $500 million aggregate principal amount of its 3.75% Notes due 2015, $1.4 billion aggregate principal amount of its 4.5% Notes due 2017 and $1.1 billion aggregate principal amount of its 6.25% Notes due 2022. The proceeds to ArcelorMittal (before expenses), amounting to approximately $2.976 billion, were used to refinance existing indebtedness.

Recent Developments in Legal Proceedings

Tax Claims

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to the island of Madeira, Portugal and to the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and

Cayman Islands subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of $311 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Islands subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the original tax assessment in March 2012.  ArcelorMittal Tubarão Comercial S.A. filed its appeal in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is $63 million. In February 2012, the first administrative instance issued a decision cancelling the tax assessment.  An appeal is possible.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million, in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. In April 2012, the Company settled this matter with the Italian tax authorities.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $54 million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at $8 million (including interest). Both parties appealed the decision. On June 15, 2012, the Supreme Court confirmed the first instance judgment and the case is now closed.

Competition/Antitrust Claims

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery and class certification briefing stage. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both indirect purchaser cases have now been transferred to the judge hearing the Standard Iron Works cases. An appeal of the removal and transfer of the Reagan indirect purchaser case from Tennessee State Court to the Northern District of Illinois is currently pending before the Sixth Circuit. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

 Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid on April 25, 2012.

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission has decided to appeal the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the Competition Tribunal.

Other Legal Claims

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) has notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 20 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all 20 cases is approximately $71 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 57 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the new complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately $70 million. The hearing process is underway.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings were served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. Negotiations are underway to extend or renew the agreement. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties. The arbitration is at an early stage and the Company has not yet been able to assess the risk of loss as the facts and legal arguments remain under analysis. Proceedings in the arbitration have been suspended pending completion of the legal action summarized in the next paragraph.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and the appeal is pending.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008 and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmiss~~i~~ble and dismissed the other claimant's demands. This judgment is not open to further appeal. On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Associations Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On comparable grounds, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are pending.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier). and the United States Securities and Exchange Commission (the “SEC”) ArcelorMittal undertakes no obligation to publicly update its forward looking statements, whether as a result of new information, future events, or otherwise.